

05009590



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 5, 2005

SUPPL

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	July 5, 2005	Intimation regarding date of Annual General Meeting and date of payment of dividend.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

RECEIVED
2005 JUL 11 P 2:





Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

July 5, 2005

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sirs,

Sub : **Annual General Meeting of the Company and Payment of Dividend.**

This is to inform you that the 31st Annual General Meeting of the Company will be held on Wednesday, August 3, 2005, at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

The dividend on Equity Shares, if declared at the above meeting, will be paid on or after August 3, 2005 to those Members whose names appeared on the Company's Register of Members and to the beneficial owners whose particulars are furnished by the Depositories as on Friday, May, 13, 2005.

You are requested to inform your Members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Cc: National Securities Depository Limited
Central Depository Services (India) Limited